EXHIBIT 3.1

The second sentence of Section 2 of Article III of the Bylaws of Enova Systems, Inc. was amended on August 28, 2007 to read in its entirety as follows:

“The exact number of authorized directors shall be nine (9) until changed, within the limits specified above, by an amendment to this Section 2, duly adopted by the board of directors or by the shareholders.”